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Filed by Hewitt Associates, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Exult, Inc. Commission File No. 0-30035

GTM Comments Related
To the Hewitt/Exult Combination

Supplemental Talking Points
for CDG

 June 2004

SEC Disclaimer

        Before we talk to you this morning, the SEC requires us to preface our comments with an acknowledgement that we will be discussing forward-looking information.

        When we talk about future results or events, there are a number of factors that could cause actual results or events to be materially different from what we expect. These factors are listed at the end of our press release this morning and in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

        We intend to file a registration statement including a proxy statement and prospective in connection with our proposed combination with Exult.

        YOU ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

        The press release of today (or announcement day) has instructions for obtaining copies of them, as well as our prior SEC filings and other information.

Introduction/Recap

Intro

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  Good (morning/afternoon).

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  Thanks to everyone for making the time to attend this call.

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  I hope everyone was able to make the conference call hosted by Dale and Bryan earlier this morning, where they shared the details of our decision to join forces with Exult.

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  The announcement this morning, I believe, represents a landmark for our firm, and good, foundational information was shared.

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  If you were unable to make the call, I encourage you to listen to the recording.

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  US: (800) 475-6701

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  International: (320) 365-3844

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  Participant access code: 735271

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  Will be available starting at 1:30 p.m. CT on June 16 through 11:59 p.m. on June 23, 2004.

Announcement Recap

        Let me recap this morning's announcement:

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  We announced that our Board of Directors had approved a definitive agreement for us to join forces with Exult, a major provider of HR business process outsourcing.

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  Many of you are familiar with Exult as a firm with whom we've competed, as well as worked with on a number of client engagements.

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  By "merger," we mean this is an acquisition by way of merger, where two entities will be combined into one, with no new entity being created. Hewitt is establishing a subsidiary with which Exult will merge, and all outstanding shares of Exult stock will be converted to Hewitt stock. Exult's assets will be folded into Hewitt's balance sheet and our results fully consolidated

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  A key driver for this decision is that HR BPO is a key growth opportunity. Industry analysts project annual growth of between 9–20%, to estimates ranging from $15–$37.7 billion worldwide by 2007.

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  This combination brings together our deep HR domain knowledge and operational excellence with Exult's expertise in HR business process outsourcing to create one of the most unique, comprehensive, and flexible solutions available to clients.

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  This position will enable us to seize the rapidly emerging opportunities in this space and meet our growth expectations.

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  Growth of our offer will be stimulated because we significantly enhance and broaden the appeal of our total value proposition to a greater number of organizations.

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  Broadening our approaches to HR outsourcing strengthens our ability to expand our relationships with outsourcing clients and better identify areas where we can add value across the full spectrum of our delivery and consulting solutions.

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  Exult is a pioneer of the flexible approach to HR outsourcing and has established itself as a leader in the broader HRO space with an attractive client base. Exult's approach allows an organization to leverage the investments they have already made in ERPs.

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  We gain significant expertise in BPO and managed payroll, a leading methodology for business case development and implementation, and due diligence tools.

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  More of the rationale for this decision can be heard on the recording of this morning's call.

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  What all of us must focus on now is understanding the key messages so we can quickly talk to clients and prospects.

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  We'll spend the next 90 minutes talking about how we will make the most of this opportunity quickly—keeping in the spirit of Dale's message that the window of opportunity for this key growth segment is NOW.

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  We'll cover our plans for communicating with clients and prospects and for how we'll go to market with this offer at close.

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  And we'll leave some time at the end to try and respond as best as we can to questions you have.

SEC Information

Forward-Looking Information

        This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations,121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

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Introduction/Recap